BALLARD MEDICAL PRODUCTS

                                  ANNUAL REPORT

                                      1995


                                ABOUT THE COMPANY

               Ballard Medical Products ("Ballard") is a manufacturer and marketer of specialized, niche medical products. Our strategy for maintaining the Company's growth continues to incorporate four directives:

               - Developing innovative products through internal research and development and through acquisitions.


               - Maintaining the highest quality possible on products.

               - Increasing sales through a superior sales force, through strategic accounts, and through expansion in the international marketplace.

               -    Reducing costs through production efficiencies.

               Ballard has three wholly-owned subsidiaries, MEDICAL INNOVATIONS CORPORATION ("MIC"), BALLARD REAL ESTATE
          HOLDINGS, INC. ("BREH"), and BALLARD INTERNATIONAL, INC. ("BI"). (As used in this report, the term "Company" refers to Ballard Medical Products and its subsidiaries.)

               The Company's headquarters and principal manufacturing plant (276,000 square feet) are located in Draper, Utah.
          MIC has manufacturing facilities in Milpitas, California and Ventura, California.

               Our products are sold in 32 countries, and the customers purchasing our products include more than 11,578 hospitals and other medical care facilities worldwide. At September 30, 1995, Ballard and its subsidiaries employed over 872 people in 6 countries.

               The Company's common stock is traded on the New York Stock Exchange under the symbol BMP.


                                 1995 IN REVIEW

               Fiscal year 1995 was the best year in the Company's history, so far. Our net sales for the year were $81,762,142, compared to $65,062,801 for fiscal year 1994, which represents a 25.7% increase for the year. Even more impressive was our 38.2% growth in net income (before cumulative effect of change in accounting principle), from $14,777,145 in fiscal year 1994 to $20,415,191 in fiscal year 1995. Earnings per share for the year were 73 cents, up 33.7% over 54 cents for fiscal year 1994.

               During fiscal year 1995, sales of MIC products increased by 64.7% and international sales of all Company products grew by 32.1%. We now have eight international sales representatives and approximately 47 international distributors and look to the international markets as an important, exciting frontier for all of the Company's products.

               Acquisitions continue to be an important part of our strategic plan. In May, 1995, we acquired (through MIC) the assets and ongoing business of Cox Medical Enterprises, Inc. ("Cox"), a Ventura, California-based manufacturer of disposable endoscopic devices, for $4 million. In the Ventura, California facility, we now produce disposable cleaning brushes, polypectomy snares, cytology brushes, biopsy forceps, grasping forceps, retrieval baskets, and a reposable accessory BASICS endoscopy system, all for use in connection with the GI (gastroenterology tract) and pulmonary endoscopy. See "New Products." The Cox product line, in and of itself, was an excellent addition to the Company's product families. Also, we are confident that Cox's products will strengthen even further the Company's position in the GI and pulmonary market, by enabling us to offer a broader range of products to existing customers.

               In July, 1995, Ballard signed an agreement with Neuro Navigational Corporation ("NNC") to purchase preferred stock representing 19.5 percent of NNC's capital stock and an option to acquire all of the assets of NNC. The closing of this purchase occurred November 14, 1995. The total purchase price for the Stock was $2,000,000, and Ballard paid $500,000 for the option. If the option is exercised, the purchase price for the assets will be $9,500,000 (less the $500,000 previously paid for the option) if the option is exercised during the first 12 months, or two times net sales of NNC (for the 12 full calendar months immediately preceding the date of option exercise) if the option is exercised during the remainder of the option term. The option term runs from November 14, 1995 through November 13, 1997.

               Located in Costa Mesa, California, NNC develops, manufactures, and markets fiberoptics imaging technology and disposable microtools designed for minimally invasive brain surgery. NNC is also developing products for vascular surgery. NNC's principal products are disposable micro-endoscopes, designed to allow a surgeon to perform delicate surgical procedures through small incisions rather than the larger incisions associated with traditional brain surgery, e.g., procedures such as: 1. the treatment of hydrocephalus (water on the brain); 2. tumor removal and biopsy; 3. cyst drainage; 4. hematoma evacuation; and 5. aneurysm repair. These minimally invasive procedures offer many advantages to patients, surgeons, hospitals, and health care reimbursers, such as reduced trauma, faster recovery for the patient, shorter operating time for the surgeon, and reduced hospital stays and overall medical costs.

               We believe that the endoscope expertise and fiberoptics imaging technology of NNC will provide significant opportunities for product improvement and expansion for Ballard with our existing product lines. We also believe that the purchase of shares in NNC is an investment in the Company's future, diversifying our technology base, and offering the potential for the Company to be a market leader in the rapidly growing minimally invasive segment of Neurosurgery and Vascular surgery. The purchase contract provides that two nominees of Ballard will serve on the 5-person Board of Directors of NNC throughout the option term. During the option term, Ballard intends to monitor the progress of NNC, in order to determine whether to exercise its asset purchase option.

               In October, 1995, the Company broke ground for an additional manufacturing facility (approximately 104,000 square feet) to be located in the Idaho State University Business and Research Park in Pocatello, Idaho. The plant will be located on a 20-acre parcel of land granted to the Company at no charge. The total cost of development and construction of the Pocatello facility is estimated at $6.8 million. The weather in Pocatello this fall has been very mild, and development of this project is proceeding on schedule. We believe this expansion will assist in accommodating our projected continuing growth. Construction is scheduled to be completed in June, 1996.

               With over $113 million in total assets, no long-term debt, continuing product development, and an active acquisition program, we are confident about the future.


                                  NEW PRODUCTS

               During fiscal year 1995, our new product acquisitions and releases included the following:

               The TRACH CARE MAC product is a unique tool which allows clinicians to administer exogenous surfactants directly to an infant's lung tissue. This product provides added safety and convenience to critically ill neonates.

               In July, 1995, the Company received FDA approval to market a pediatric version of its EASI-LAV gastric lavage system. This allows for the use of the device to treat childhood poisoning, which is an important segment of the market.

               A pediatric version of the MIC TRANSGASTRIC JEJUNAL TUBE was released in August, 1995. This unique feeding tube allows for simultaneous gastric decompression and jejunal feeding. The prior, adult version has shown strong growth in the adult arena.

               The successful MIC-KEY SKIN LEVEL GASTROSTOMY FEEDING KIT received a "face lift" during 1995. The MIC-KEY skin level feeding tube was redesigned to be more cosmetically pleasing, and certain kit components were added to be more user friendly. The MIC-KEY device continues to be the gastrostomy tube of choice for the pediatric patient, because of its unique aesthetic appearance and its ease of insertion and removal.

               The MIC-PEG (percutaneous endoscopic gastrostomy) 24-french feeding tube was released in September, 1995. Larger than our prior 20-french version, the 24-french PEG feeding tube allows for greater formula flow rates and minimizes the possibility of clogging, a common problem encountered with smaller feeding tubes.

          ENDOSCOPY PRODUCTS ACQUIRED FROM COX MEDICAL ENTERPRISES

               The CB-X1/X2 disposable cleaning brush is a versatile device that offers maximum channel scrubbing power and the ability to scrub endoscope components.

               The THERMAL OPTION disposable biopsy/coagulating forceps is a unique dual-purpose device enabling endoscopists to obtain precision cut tissue samples as well as providing "on demand" coagulating capability for patient safety and cost efficiency.

               The disposable CYTOLOGY BRUSH incorporates a unique barium loaded "cap" at the distal end of the brush that enables an endoscopist to obtain "site specific" cytological samples while maximizing cell retention.

               The BASICS endoscopy system incorporates the benefits of disposable and reusable instrumentation into a "reposable" system of reusable handles with attachable disposable patient-contact components, thus addressing the issues of cross-contamination and cost-efficiency.


                               CONTINUING PRODUCTS

               The Company's strong commitment to research and development and product enhancements has enabled the Company to continue to be a significant player in certain domestic markets, such as the closed suctioning market and the chronic enteral feeding market. In addition to the new product releases described above, the Company continues to sell the following principal products:

          TRACH CARE

               The TRACH CARE closed endotracheal suction catheter system continues to be the Company's flagship product in the intensive care/critical care arena. It enables patients with endotracheal tubes, on ventilators, to have their airways suctioned while maintaining ventilator support, thus improving patient care. Further, this product reduces infection risks due to its "closed" design, keeping both users and the environment from contaminating the suction catheter and from being contaminated.

               The TRACH CARE system is available in sizes, from adult to neonatal, as well as in several variations such as WET PAK and DOUBLE LUMEN. This family of products also includes a line of accessories used to complement TRACH CARE such as METERED DOSE INHALER adapters, BALLARD UNIT DOSE, START KIT, etc. These accessories are designed to allow the TRACH CARE catheter to be used, among other things, as a drug delivery system or to adapt it to specific patient needs.

               The NEONATAL "Y" TRACH CARE catheter is an improved suction catheter, engineered for use on sophisticated neonatal ventilators. It provides a side stream catheter approach, which not only gives greater patient flexibility, but also couples closed suction with high frequency oscillators, high frequency jet ventilators, and volume and physiologic monitors.

               The TRACH CARE DOUBLE SWIVEL ELBOW is a calibrated closed suction catheter which has low dead space, provides more patient comfort and flexibility, and gives the clinician a better "feel" for the catheter inside the new envelope material.

               The SAFETY DRAIN closed drain provides clinicians with a way to empty the ventilator circuit of condensate without opening it. Users are thereby able to complete the closed system started with the TRACH CARE catheter, thus providing additional safety for both clinician and patient.

               HMEs (heat and moisture exchangers) have been offered by the Company since December, 1993. The HMEs (manufactured for Ballard by Engstrom Medical AB) provide a means of humidifying the patient's airways during ventilation and are sold with our TRACH CARE catheter. In July, 1995, the Company became Engstrom Medical's exclusive HME distributor in the United States and Canada.

          MIC PRODUCTS

               The chronic enteral feeding market is experiencing rapid growth due to the aging of the population. There is also an emerging physician consensus that early post-operative enteral support benefits the high risk surgical patient by decreasing septic morbidity, maintaining immunocompetence, and improving wound healing and recovery time. MIC's full range of specialty feeding tubes firmly places the Company in a position to take advantage of the growing enteral feeding market.

               The MIC GASTROSTOMY TUBE is the first tube specifically designed for the gastrostomy procedure. The MIC GASTROSTOMY TUBE can be placed by surgeons, gastroenterologists, interventional radiologists and replaced by qualified registered nurses at bedside in the hospital, and in home care and alternate care settings. The unique design of the MIC GASTROSTOMY TUBE becomes a problem solver for the physician and other care givers. The MIC GASTROSTOMY TUBE virtually eliminates inadvertent tube dislodgement, controls gastric leakage, and is provided in several sizes and versions, to accommodate a wide range of patient needs.

               The MIC JEJUNAL TUBE is a large bore, easy-to-place tube for direct jejunal feeding when bypassing the stomach is indicated. The MIC JEJUNAL TUBE can be placed surgically, endoscopically or under fluoroscopy.

               The MIC JEJUNOSTOMY TUBE is a surgically placed tube that accommodates liquid enteral formulas delivered into the small intestine. Its design minimizes irritation and increases patient comfort.

               The MIC BOWEL MANAGEMENT KIT is designed to control fecal incontinence, provide predictable bowel management, and promote patient independence.

               The MIC PEG (percutaneous endoscopic gastrostomy) catheter line is a traction removable, enteral feeding catheter. The MIC PEG's distinct advantage is that the physician can remove the MIC PEG without a second endoscopic procedure.

               The MIC TRANSGASTRIC JEJUNAL TUBE allows for simultaneous gastric decompression and jejunal feeding. The TGJ TUBE is very easy to place. Its design minimizes jejunal dislodgement and tube clogging experienced with competitive tubes on the market. The TGJ TUBE is placed surgically, endoscopically, or fluoroscopically.

          FOAM CARE

               FOAM CARE foamers and solutions are designed for use throughout the hospital and are the Company's principal product in the operating room. FOAM CARE is one of our franchise products, affording us unique opportunities in the operating room, and providing additional avenues for the sale of MIC products. FOAM CARE foamers utilize a unique, patented, foaming device that turns the soap solution into rich foam lather.

               FOAM CARE products provide users with cost savings when compared to common liquid soaps. FOAM CARE products are gentle on the hands and, in the operating room, are complemented by our DOUBLE SCRUB brush, a soft-on-the-hands surgical scrub brush.

          OTHER

               The EASI-LAV gastric lavage system is a closed gastric lavage system. It is used to clean out the stomach in drug overdose patients or those with gastric bleeding. It makes the lavage process cleaner, faster and more effective while providing additional clinician protection. This product is used in the hospital emergency room and gastrointestinal labs.

               The CHAR FLO activated charcoal system is a unique charcoal delivery system designed for use with our EASI-LAV system in over-dose patients. It enables faster, more accurate and environmentally clean charcoal delivery.

               The SAFETY SHIELD mask is a surgical grade mask which includes a plastic shield for eye protection. This product's design provides users with complete facial splash protection, while also providing excellent filtration characteristics. It is available in various styles for use everywhere in the hospital.

               The BAL CATH catheter product is designed to obtain bronchoalveolar lavage samples for use in the diagnosis of nosocomial and opportunistic respiratory infections. Because it is used without a bronchoscope, it is much more cost effective for the hospital.


                              CAPITAL EXPENDITURES

               During fiscal year 1995, the Company continued to make strides toward automation of its manufacturing processes. For example, in June, 1995, the Company installed an automated materials handling system for its DOUBLE SCRUB scrub brush products. This system feeds materials automatically (by vacuum) into molding machines, thus obviating the need for additional employees. The Company estimates that this system alone will save us approximately $90,000 per year.

               In addition, the Company expanded its injection molding capacity and added a new clean room to MIC's facility in Milpitas, California. In its Draper facility, the Company purchased six new molding machines, at a cost of approximately $100,000 each, and a second saline vial machine (four cavity), at a total acquisition and refurbishing cost of approximately $350,000. The Company also installed additional sprue pickers, conveyers, part separators, and a new grinder in its Draper facility.

               In addition to our plans to expand into Pocatello, Idaho, we are also in the process of reviewing plans for the construction of a new facility in Milpitas, California. We intend to consolidate our Ventura, California operations, along with MIC operations already located in Milpitas, into this new facility to be constructed in fiscal year 1996.


                               FOREIGN OPERATIONS

               The following table sets forth the dollar amount of sales by the Company internationally during the last three fiscal years. All sales shown are denominated in U.S. dollars and all payments are received in U.S. dollars. No foreign currency is received by the Company. The amount of export sales to unaffiliated customers does not exceed 10% of the Company's domestic consolidated net sales.

                    FISCAL YEAR            INTERNATIONAL SALES

                      9/30/95                   $6,172,904

                      9/30/94                   $4,672,611

                      9/30/93                   $3,825,172


                                  COMMON STOCK

          TRADING

               The Company's common stock is traded on the New York Stock Exchange ("NYSE"). The following table sets forth, for the respective periods indicated, the high and low sales prices for the Company's common stock, as reported and summarized by the NYSE for fiscal years 1995 and 1994:

                                FISCAL YEAR 1995    FISCAL YEAR 1994

           QUARTER                  HIGH     LOW       HIGH       LOW


           First Quarter          11 1/8       9     18 3/8    11 1/4

           Second Quarter         12 7/8  10 1/8     15 1/4    12 1/2

           Third Quarter          13 5/8  10 3/4     13 7/8     9 1/8

           Fourth Quarter         17 1/2  12 5/8     11 1/8     8 1/2


               On November 21, 1995, the closing quotation for the Company's Common Stock, as reported by the WALL STREET JOURNAL, was 17 3/8 high and 17 low. As of November 21, 1995, there were approximately 12,167 holders of the Company's Common Stock (based upon the number of record holders and including individual participants in security position listings).

          DIVIDENDS

               The Company has paid the following cash dividends
          during the two most recent fiscal years:
                                                      DIVIDEND
           RECORD DATE           PAYMENT DATE         PER SHARE

           December 2, 1993      December 21, 1993    $.0497

           December 12, 1994     December 28, 1994     .0600


                              FINANCIAL HIGHLIGHTS

          SELECTED CONSOLIDATED FINANCIAL DATA (1)

                      1995         1994         1993         1992         1991


   Net Sales   $81,762,142  $65,062,801  $64,849,837  $49,787,199  $38,297,843

   Other
   Income, Net   4,078,702    3,519,586    3,716,649    2,492,363    1,317,908

   Net Income   20,415,191   16,180,377   18,540,009   13,464,291    7,824,274

   Net Income
   Per Common
   Share (2)           .73          .54          .68          .48          .30

   Total
   Assets      113,019,373   92,639,225   80,291,809   58,801,704   37,509,132

   Cash
   Dividends
   Declared
   Per
   Share             .0600        .0497        .0375        .0300        .0233


          (1) All per share income and dividend information has been adjusted to give effect to stock splits which have occurred. The consolidated financial data shown above includes the accounts of Ballard Medical Products and its wholly-owned subsidiaries, MIC, BI, and BREH, as well as the accounts of Cox as of May 1, 1995, the date of acquisition of its assets and ongoing business. The consolidated financial data for 1993 includes the accounts of MIC as of February 26, 1993, its date of acquisition. The subsidiary accounts of BI and BREH did not materially affect the consolidated financial data shown above.

          (2) Does not include the cumulative effect of a change in 1994 in accounting for income taxes.


          SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA
          (UNAUDITED)

          FISCAL YEAR 1995
          QUARTERS ENDED:       9/30/95      6/30/95      3/31/95     12/31/94


          Net Sales         $21,868,032  $21,353,249  $20,030,632  $18,510,229

          Gross Margin       14,830,345   14,283,404   13,408,645   12,291,352

          Net Income          5,599,545    5,269,166    4,980,016    4,566,464

          Net Income Per
          Common Share            0.198        0.190        0.180        0.167


          FISCAL YEAR 1994
          QUARTERS ENDED:       9/30/94      6/30/94      3/31/94     12/31/93

          Net Sales         $12,534,754  $18,445,692  $18,047,000  $16,035,355

          Gross Margin        7,099,945   12,626,642   12,898,597   11,186,038

          Income Before
          Cumulative
          Effect of Change
          in Accounting
          for Income Taxes    1,287,145    4,338,014    4,860,000    4,291,986

          Cumulative
          Effect of Change
          in Accounting
          for Income Taxes                                           1,403,232

          Net Income          1,287,145    4,338,014    4,860,000    5,695,218

          Per Common Share:
          Income Before
          Cumulative
          Effect of
          Accounting
          Change                  0.047        0.160        0.178        0.158

          Cumulative
          Effect of
          Accounting
          Change                                                         0.052

          Net Income              0.047        0.160        0.178        0.210


               See additional analysis of net sales, margins, and net income in "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                          INDEPENDENT AUDITORS' REPORT

          To the Board of Directors and Stockholders of Ballard
          Medical Products:

               We have audited the accompanying consolidated balance sheets of Ballard Medical Products and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ballard Medical Products and subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.

               As discussed in Notes 1 and 2 to the consolidated financial statements, effective October 1, 1994 the Company changed its method of accounting for investment securities to conform with Statement of Financial Accounting Standards No. 115. As discussed in Notes 1 and 4 to the consolidated financial statements, the Company changed its method of accounting for income taxes, effective October 1, 1993, to conform with Statement of Financial Accounting Standards No. 109.

          Deloitte & Touche LLP

          November 9, 1995
          (November 14, 1995, as to the fourth
          and fifth paragraph of Note 8)


          BALLARD MEDICAL PRODUCTS AND SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS
          SEPTEMBER 30, 1995 AND 1994

          ASSETS                                         1995            1994


          CURRENT ASSETS:

          Cash (Note 1)                           $27,329,371     $15,109,682

          Investments (Notes 1 and 2)              18,357,304      16,330,685

          Accounts receivable - trade
          (less allowance for doubtful
          accounts:  1995 - $125,000,
          1994 - $200,000; and allowance
          for sales returns:  1995 -
          $500,000, 1994 - $200,000)               13,504,572      13,505,173

          Royalties receivable                        447,282         542,616

          Other receivable                          1,173,871       1,181,021

          Inventories (Note 1):

             Raw materials                          3,784,222       3,231,757

             Work-in-process                        2,286,542       2,088,350

             Finished goods                         5,220,882       4,353,529

          Deferred income taxes
          (Notes 1 and 4)                             593,313         407,405

          Income tax refund receivable
          (Notes 1 and 4)                           2,103,570       3,001,385

          Prepaid expenses                            232,315          35,789

             Total current assets                  75,033,244      59,787,392

          PROPERTY AND EQUIPMENT
          (Notes 1 and 6):

          Land                                      1,849,511       1,849,511

          Buildings                                11,886,512      11,912,302

          Molds                                     2,539,615       2,044,983

          Machinery and equipment                   8,077,753       7,401,870

          Vehicles                                    535,547         441,135

          Furniture and fixtures                    1,408,169       1,067,148

          Leasehold improvements                      246,735          71,118

          Construction in progress                  1,234,998         729,922

             Total                                 27,778,840      25,517,989

          Less accumulated depreciation            (5,832,822)     (4,514,129)

             Property and equipment - net          21,946,018      21,003,860

          INTANGIBLE ASSETS
          (less accumulated amortization:
          1995 - $2,657,776; 1994 -
          $1,577,991) (Notes 1 and 8)              15,106,614      11,568,397

          OTHER ASSETS (Note 8)                       933,497          20,624

          DEFERRED INCOME TAXES
          (Notes 1 and 4)                                             258,952

          TOTAL                                  $113,019,373     $92,639,225


          See notes to consolidated financial statements.


          BALLARD MEDICAL PRODUCTS AND SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS
          SEPTEMBER 30, 1995 AND 1994

          LIABILITIES AND STOCKHOLDERS' EQUITY            1995            1994


          CURRENT LIABILITIES:

          Accounts payable                         $1,114,607        $228,749

          Accrued liabilities:

             Employee compensation                  2,301,755       1,114,092

             Royalties (Note 6)                       344,712         370,579

             Other                                    448,236         492,306

             Total current liabilities              4,209,310       2,205,726

          DEFERRED INCOME TAXES
          (Notes 1 and 4)                             223,757

             Total liabilities                      4,433,067       2,205,726

          COMMITMENTS AND CONTINGENT
          LIABILITIES (Notes 6 and 8)

          STOCKHOLDERS' EQUITY (Note 5):
          Common stock - $.10 par value;
          75,000,000 shares authorized;
          issued and outstanding:
          1995 - 26,561,287 shares,
          1994 - 26,455,862 shares                  2,656,129       2,645,586

          Additional paid-in capital               29,213,647      28,291,261

          Unrealized losses on investments -
          net of tax (Notes 1 and 2)                 (142,728)

          Retained earnings                        76,859,258      59,496,652

             Total stockholders' equity           108,586,306      90,433,499

          TOTAL                                  $113,019,373     $92,639,225


          See notes to consolidated financial statements.


          BALLARD MEDICAL PRODUCTS AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994, AND 1993

                                             1995           1994          1993


          NET SALES
          (Notes 1 and 9)             $81,762,142    $65,062,801   $64,849,837

          COST OF PRODUCTS SOLD        26,948,396     21,251,579    19,319,895

          GROSS MARGIN                 54,813,746     43,811,222    45,529,942

          OPERATING EXPENSES:

          Selling, general and
          administrative
          (Notes 6 and 7)              23,665,400     21,063,809    17,669,488

          Research and development      2,177,117      1,638,475     1,345,052

          Royalties (Note 6)            1,385,841      1,404,681     1,401,542

             Total operating
             expenses                  27,228,358     24,106,965    20,416,082

          OPERATING INCOME             27,585,388     19,704,257    25,113,860

          OTHER INCOME:

          Interest income               1,900,922        772,645     1,580,872

          Royalty income                2,147,620      2,204,347     1,693,354

          Other                            30,160        542,594       442,423

             Total other income         4,078,702      3,519,586     3,716,649

          INCOME BEFORE
          INCOME TAX EXPENSE           31,664,090     23,223,843    28,830,509

          INCOME TAX EXPENSE
          (Notes 1 and 4)              11,248,899      8,446,698    10,290,500

          INCOME BEFORE CUMULATIVE
          EFFECT OF CHANGE IN
          ACCOUNTING PRINCIPLE         20,415,191     14,777,145    18,540,009

          CUMULATIVE EFFECT OF
          CHANGE IN ACCOUNTING
          PRINCIPLE                                    1,403,232
          (Notes 1 and 4)

          NET INCOME                  $20,415,191    $16,180,377   $18,540,009

          INCOME PER SHARE BEFORE
          CUMULATIVE EFFECT OF
          CHANGE IN ACCOUNTING
          PRINCIPLE (Note 1):

          Common and common
          equivalent share                  $0.74          $0.55         $0.68

          Common share assuming
          full dilution                     $0.73          $0.54         $0.68

          CUMULATIVE EFFECT OF
          CHANGE IN ACCOUNTING
          PRINCIPLE PER SHARE
          (Note 1):

          Common and common
          equivalent share                                 $0.05

          Common share assuming
          full dilution                                    $0.05

          NET INCOME PER SHARE
          (Note 1):

          Common and common
          equivalent share                  $0.74          $0.60         $0.68

          Common share assuming
          full dilution                     $0.73          $0.59         $0.68

          WEIGHTED AVERAGE NUMBER
          OF SHARES OUTSTANDING
          (Note 1):

          Common and common
          equivalent share             27,605,384     27,132,813    27,335,316

          Common share assuming
          full dilution                28,101,219     27,223,975    27,362,087


          See notes to consolidated financial statements.

          BALLARD MEDICAL PRODUCTS AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
          FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994, AND 1993


                                                       Unrealized
                                          Additional    Losses on
                    Common                   Paid-in      Invest-     Retained
                    Shares      Amount       Capital        ments     Earnings


     BALANCE
     OCTOBER
     1, 1992   25,825,640  $2,582,564   $19,996,082               $31,646,164

     Net
     Income                                                        18,540,009

     Cash
     divi-
     dends
     paid
     ($.0375
     per
     share)
     (Note 1)                                                        (980,187)

     Common
     stock
     issued
     from
     exer-
     cise of
     stock
     options
     (Note 5)      592,607      59,261     2,108,645

     Acqui-
     sition
     and
     retire-
     ment of
     trea-
     sury
     stock
     (Note 5)     (303,997)    (30,400)     (290,830)               (4,334,145)

     Tax
     benefit
     attri-
     butable
     to
     appre-
     ciation
     in value
     of stock
     issued
     in con-
     junc-
     tion
     with the
     exer-
     cise and
     quali-
     fying
     dispo-
     sitions
     of
     incen-
     tive
     stock
     options                              2,908,205

     Other                                  261,093


     BALANCE
     SEPTEM-
     BER 30,
     1993       26,114,250  2,611,425    24,983,195                44,871,841

     Net
     income                                                        16,180,377

     Cash
     divi
     dends
     paid
     ($.050
     per
     share)                                                        (1,314,485)

     Common
     stock
     issued
     from
     exer-
     cise
     of stock
     options
     (Note 5)     361,612      36,161     1,511,520

     Acqui-
     sition
     and
     retire-
     ment
     of
     trea-
     sury
     stock
     (Note
     5)           (20,000)     (2,000)                               (241,081)

     Tax
     benefit
     attri-
     butable
     to
     appre-
     ciation
     in value
     of stock
     issued
     in con-
     junc-
     tion
     with the
     exer-
     cise and
     dis-
     quali-
     fying
     dispo-
     sitions
     of
     incen-
     tive
     stock
     options                              1,796,546


     BALANCE
     SEPTEM-
     BER 30,
     1994       26,455,862  2,645,586    28,291,261                 59,496,652

     Net
     income                                                         20,415,191

     Cash
     divi-
     dends
     paid
     ($.060
     per
     share)                                                        (1,587,600)

     Common
     stock
     issued
     from
     exer-
     cise
     of stock
     options
     (Note 5)       205,425      20,543        432,869

     Acqui-
     sition
     and
     retire-
     ment of
     trea-
     sury
     stock
     (Note 5)      (100,000)    (10,000)                           (1,464,985)

     Tax
     benefit
     attri-
     butable
     to
     appre-
     ciation
     in value
     of
     stock
     issued
     in con-
     junc-
     tion
     with the
     exer-
     cise
     and
     dis-
     qual-
     ifying
     dispo-
     sitions
     of
     incen-
     tive
     stock
     options                                 489,517

     Unre-
     alized
     losses
     on
     invest-
     ment
     secur-
     ities -
     net of
     tax
     (Notes
     1 and 2)                                          $(142,728)


     BALANCE
     SEPTEM-
     BER 30,
     1995       26,561,287  $2,656,129   $29,213,647   $(142,728)  $76,859,258



     BALLARD MEDICAL PRODUCTS AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF CASH FLOWS
     FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994, AND 1993

                                     1995              1994               1993


     CASH FLOWS FROM
     OPERATING
     ACTIVITIES:

     Net income              $20,415,191       $16,180,377        $18,540,009

     Adjustments to
     reconcile net
     income to net
     cash provided by
     operating
     activities:

     Depreciation and
     amortization              3,061,618         2,477,007          1,756,706

     Loss on disposal
     of property                   7,044           110,479            108,752

     Tax benefit from
     disqualifying
     dispositions of
     incentive stock
     options                     489,517         1,796,546          2,908,205

     Provision for
     losses on
     accounts
     receivable -
     trade and sales
     returns                     225,000           200,000            217,000

     Cumulative effect
     of change in
     accounting
     principle (Note 1)                         (1,403,232)

     Deferred income
     taxes                       373,655           828,489           (146,552)

     Changes in
     operating assets
     and liabilities-
     net of effects
     from purchase of
     MIC in 1993 and
     Cox in 1995 (Note
     8):

     Accounts
     receivable -
     trade                         4,389         2,738,233         (8,372,887)

     Royalties and
     other receivables           102,484          (757,909)          (341,571)

     Inventories              (1,374,419)       (2,053,477)        (2,782,180)

     Income tax refund
     receivable                  897,815           929,232          1,714,055

     Prepaid expenses           (196,526)         (430,813)          (184,605)

     Accounts payable            199,168        (1,579,876)           310,274

     Accrued
     liabilities               1,117,726        (3,695,745)           805,676

        Total
        adjustments            4,907,471          (841,066)        (4,007,127)

        Net cash
        provided by
        operating
        activities            25,322,662        15,339,311          14,532,882

     CASH FLOWS FROM
     INVESTING
     ACTIVITIES:

     Capital
     expenditures for
     property and
     equipment                (2,769,625)       (6,335,228)        (3,998,999)

     Proceeds from
     sales of property
     and equipment
                                  45,250             5,899             21,110
     Purchases of
     investments             (38,534,828)      (29,744,216)       (11,055,383)

     Proceeds from
     maturities of
     investments              36,288,627         20,485,633        26,395,918

     Purchase of
     intangible assets        (1,330,255)         (245,685)

     Purchases of
     other assets               (909,319)

     Payments for
     purchase of MIC
     and Cox, net of
     cash acquired            (3,283,650)         (500,000)       (11,901,055)

        Net cash used
        in investing
        activities           (10,493,800)      (16,333,597)          (538,409)

     CASH FLOWS FROM
     FINANCING
     ACTIVITIES:

     Cash dividends
     paid                     (1,587,600)       (1,314,485)          (980,187)

     Proceeds from
     issuance of
     common stock and
     exercise and
     option                      453,412         1,547,681          2,294,493

     Purchase of
     treasury stock           (1,474,985)         (243,081)        (4,655,375)

        Net cash used
        in financing
        activities            (2,609,173)           (9,885)        (3,341,069)

     NET INCREASE
     (DECREASE) IN
     CASH AND CASH
     EQUIVALENTS              12,219,689        (1,004,171)        10,653,404

     CASH AND CASH
     EQUIVALENTS,
     BEGINNING OF YEAR        15,109,682        16,113,853          5,460,449

     CASH AND CASH
     EQUIVALENTS, END
     OF YEAR                 $27,329,371       $15,109,682        $16,113,853

     SUPPLEMENTAL
     DISCLOSURE OF
     CASH FLOW
     INFORMATION -
     Cash paid during
     the year for
     income taxes             $9,487,912         $7,571,800        $5,231,000


     See notes to consolidated financial statements.


          SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
          ACTIVITIES:

               On May 2, 1995, the Company acquired substantially all of the net assets of Cox Medical Enterprises, Inc. for approximately $3,313,000 cash (see Note 8). In conjunction with the acquisition, liabilities were assumed as follows:

               Fair value of assets acquired
               (including goodwill)                         $4,000,000

               Cash paid                                     3,313,310

               Liabilities assumed                            $686,690

               During the year ended September 30, 1995, the Company in conjunction with its adoption of Financial Accounting Standards No. 115 (see Note 1), wrote down its short-term investments in total by $219,582. The effect of this adjustment was a decrease in stockholders' equity in the amount of $142,728 and an increase in current deferred income taxes in the amount of $76,854.

               During the years ended September 30, 1995, 1994, and 1993, the Company increased additional paid-in capital by $489,517, $1,796,546, and $2,908,205, respectively, which represents the tax benefit attributable to the compensation received by employees from the exercise and disqualifying dispositions of incentive stock options (see Note 5).

               Effective February 26, 1993, the Company purchased all of the outstanding capital stock of Medical Innovations
          Corporation for approximately $12,464,000 cash (see Note 8). In conjunction with the acquisition, liabilities were assumed as follows:

               Fair value of assets acquired
              (including goodwill)                    $14,558,483

               Cash paid                               12,464,228

               Liabilities assumed                     $2,094,255

          See notes to consolidated financial statements.


          BALLARD MEDICAL PRODUCTS AND SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               ORGANIZATION - Ballard Medical Products ("Ballard") and its subsidiaries develop, manufacture, and market medical products.

               BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Ballard and its wholly-owned subsidiaries, Medical Innovations Corporation ("MIC") (see Note 8), Ballard Real Estate Holdings ("BREH"), and Ballard International, Inc. ("BI") (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

               On April 21, 1992, the Company formed BREH by purchasing 1,500,000 shares of BREH's common stock in exchange for $1,600,000 cash. Substantially all of such cash was used by BREH to purchase approximately 100 acres of unimproved land adjacent to Ballard's principal manufacturing facility.

               On February 19, 1993, the Company formed BI by purchasing 1,000 shares of BI's common stock for $1,000. BI is a foreign sales corporation incorporated in the Virgin Islands. BI's primary purpose is to conduct business for the Company in foreign countries.

               INVESTMENTS - Investments consist principally of time certificates of deposit, tax free municipal bonds, and U.S. treasury securities with maturity dates of 1 to 12 months. Through September 30, 1994, investments were recorded at cost which approximated fair market value. As of September 30, 1995, investments are recorded at fair market value (see
          Note 2).

               Effective October 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires the classification of investment securities as either held-to-maturity securities, trading securities, or available-for-sale securities. Upon adoption of SFAS 115, the Company reclassified all of its investments as available-for-sale. The adoption of SFAS 115 had no material effect on the consolidated financial statements.

               INVENTORIES - Inventories are stated at the lower cost (on a first-in, first-out basis) or market.

               PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets.

               INTANGIBLE ASSETS - Intangible assets include goodwill, patent rights, and organizational costs which are stated at cost and are being amortized using the straight-line method over their estimated lives, which range from four to seventeen years.

               REVENUE RECOGNITION - Revenues are recognized when the related product is shipped.

               INCOME TAXES - Effective October 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 (the Statement), "Accounting for Income Taxes." The Statement requires an asset and liability approach for financial accounting and reporting for income taxes. The cumulative effect in 1994 of the change in accounting principle of $1,403,232 is reflected in the 1994 consolidated statement of operations. The adoption of the Statement had no effect on the pre-tax income from continuing operations. Prior to October 1, 1993, the Company accounted for income taxes under Accounting Principles Board Opinion No. 11.

               INCOME PER SHARE - Income per share is computed on the basis of the weighted average number of shares outstanding plus the common stock equivalents which would arise from the exercise of stock options. Such income per share amounts are adjusted to give retroactive effect to the stock split described in Note 5.

               DIVIDENDS PER SHARE - Dividends per share are adjusted retroactively to give effect to the stock split discussed in
          Note 5.

               STATEMENTS OF CASH FLOWS - For purposes of the consolidated statements of cash flows, the Company considers cash and interest bearing securities with original maturities of less than three months to be cash equivalents.

               RECLASSIFICATIONS - Certain reclassifications have been made to the 1994 and 1993 consolidated financial statements to conform to classifications adopted in 1995.

          2.  INVESTMENTS

               Investments consist of the following at September 30, 1995 and 1994:

                                             1995                1994

           Time certificates
           of deposit                                      $3,901,262
           U.S. Treasury
           securities                                         293,045

           Municipal bonds            $18,357,304          12,136,378

               Total
               investments            $18,357,304         $16,330,685

               The amortized cost and fair value of investments at September 30, 1995, which consisted of municipal bonds classified as available-for-sale, is as follows:

               Amortized cost                          $18,576,886

               Gross unrealized gains                         None

               Gross unrealized losses                    (219,582)

               Fair value                              $18,357,304

               As of September 30, 1995, all of the municipal bonds had a contractual maturity of one year or less. During the year ended September 30, 1995, there were no gross realized gains or gross realized losses from sales of investments classified as available for sale.

          3.  LINE OF CREDIT

               At September 30, 1995, the Company had an unused, unsecured line of credit with a bank totaling $4,000,000 which expires January 31, 1996. The line, if drawn upon, bears interest at prime (8.75% at September 30, 1995). No compensating cash balances are required. As of September 30, 1995 and during the year then ended, there were no borrowings under the line of credit.

          4.  INCOME TAXES

               As described in Note 1, the Company adopted Statement of Financial Accounting Standards No. 109 during the year ended September 30, 1994. The Company has recorded current deferred tax assets and net long-term deferred tax assets and (liabilities) at September 30, 1995 and 1994, as follows:

                                          1995                   1994

                                   Current    Long-Term     Current  Long-Term


          Deferred income tax
          assets                  $593,313    $452,323     $407,405  $821,451

          Deferred income tax
          liabilities                         (676,080)              (562,499)

          Net                     $593,313   $(223,757)    $407,405  $258,952


               Net deferred income tax assets and liabilities at September 30, 1995 and 1994 consisted of the following temporary differences and carryforward items:

                                          1995                    1994

                                   Current    Long-Term     Current  Long-Term


          Deferred income tax
          assets:

          Allowance for
          uncollectible
          accounts receivable      $47,513                  $76,020

          Allowance for
          sales returns and
          allowances               190,050                   76,020

          Allowance for             49,585
          obsolete inventory

          Accrued expenses         214,506                  255,365

          Accumulated
          amortization                                                   $743

          Unrealized losses on
          investments               76,854

          Net operating loss
          carryforwards of
          acquired subsidiaries     14,805    $341,097                709,482

          Research and
          development credits                  111,226                111,226

                                   593,313     452,323      407,405   821,451

          Deferred income tax
          liabilities -
          differences between
          tax basis and
          financial reporting
          basis of property and
          equipment                           (676,080)              (562,499)

             Total                $593,313   $(223,757)    $407,405  $258,952


               The components of income tax expense (benefit) for the years ended September 30, 1995, 1994, and 1993 are summarized as follows:

                                       1995              1994             1993


          Current:

          Federal                $9,425,942        $6,685,047      $9,132,420

          State                   1,449,302           933,162       1,304,632

                                 10,875,244         7,618,209      10,437,052

          Deferred:

          Federal                   323,859           727,007        (128,233)

          State                      49,796           101,482         (18,319)

                                    373,655           828,489        (146,552)

          Total                 $11,248,899        $8,446,698     $10,290,500

               Income tax expense differed from amounts computed by applying the statutory Federal tax rate to pretax income as follows:


                                   1995           1994           1993

          Computed
          federal tax
          expense at
          statutory rate   $11,082,432     $8,128,345    $10,090,678

          State income
          tax expense,
          net of federal
          benefit              990,493        661,806        672,163

          Environmental
          tax                   30,000         25,000         25,000

          Tax exempt
          income              (624,750)      (210,000)      (408,800)

          Foreign sales
          corporation         (121,756)      (126,000)       (61,750)

          Amortization
          of goodwill          316,969        278,773        160,919

          Utilization of
          acquired
          operating loss
          carryforwards                                     (275,375)

          Other               (424,489)      (311,226)        87,665

          Total            $11,248,899     $8,446,698    $10,290,500


               As a result of the Company's acquisitions (see Note 8), the Company has net operating loss carryforwards for federal income tax purposes of approximately $940,000, which can only be used to offset future taxable income of acquired subsidiaries as of September 30, 1995. The utilization of the tax loss carryforwards is subject to certain limitations and the carryforwards expire through the year 2007.

          5.  COMMON STOCK AND STOCK OPTIONS

               A 4 for 3 stock split was approved for stockholders of record on February 8, 1993. The effect of this stock split is retroactively reflected in all share and per share amounts in the accompanying consolidated financial statements.

               During the years ended September 30, 1995, 1994, and 1993, the Company repurchased 100,000, 20,000, and 303,997 shares of its outstanding common stock for $1,474,985, $243,081, and $4,655,375, respectively. In accordance with Utah State law, this treasury stock was accounted for as retired common stock.

               The Company has adopted several incentive stock option plans for key employees and reserved shares of common stock totaling approximately 3,483,000 and 2,985,000 at September 30, 1995 and 1994, respectively, for issuance under the plans. Options are granted at a price not less than the fair market value on the date of grant, become exercisable between one to two years following the date of grant, and expire in ten years.

               Changes in stock options are as follows for the years ended September 30:


          1995                            Shares        Price Range
                                                          Per Share


          Granted                        740,000      $9.38 - $14.25

          Expired                        101,666      $8.63 - $13.50

          Exercised                      205,425      $1.46 - $11.00

          Outstanding at
          September 30                 3,331,162      $1.46 - $14.25

          Exercisable                  2,410,490      $1.46 - $14.25


          1994

          Granted                      3,747,340      $8.63 - $16.50

          Expired                      2,582,256     $11.00 - $19.79

          Exercised                      361,612       $.67 - $11.00

          Outstanding at
          September 30                 2,898,253      $1.46 - $13.50

          Exercisable                    766,486      $1.46 - $13.50


          1993

          Granted                        367,533     $12.00 - $19.79

          Expired                         37,322     $11.00 - $19.79

          Exercised                      592,607       $.99 - $11.00

          Outstanding at
          September 30                 2,094,781       $.67 - $22.22

          Exercisable                  1,944,136       $.67 - $22.22


          6.  COMMITMENTS AND CONTINGENT LIABILITIES

               MIC leases office and production facilities under long-term operating lease agreements. Rent expense on the above operating leases was approximately $187,000, $187,000, and $108,800 for the years ended September 30, 1995, 1994, and 1993, respectively. The following represents MIC's future commitments under such leases:

                    1996                          $186,500

                    1997                           140,000

                    Total                         $326,500

               The Company has the option to extend the lease terms at its discretion. As of September 30, 1995, the Company has not exercised its option to extend the leases.

               The Company has agreements with the inventors of certain of its products which provide for the payment of royalties ranging from 2% to 6.5% of defined net sales or a fixed rate per unit sold of the related products.

               During the year ended September 30, 1993, the Company entered into an approximate $3,200,000 construction contract to expand its production facilities. The construction on the facilities was completed during the year ended September 30, 1995.

               The Company is involved in certain litigation matters in the normal course of business which, in the opinion of management, will not result in any material adverse effects on the Company.

               In October, 1995, the Company began construction of an additional manufacturing facility in Pocatello, Idaho. The total anticipated cost of construction is estimated to be $6,800,000. Construction of the facility is anticipated to be completed in June, 1996.

          7.  PROFIT SHARING PLAN

               In 1991, the Company's Board of Directors adopted the Company's Employee Retirement and Savings Plan (the Plan) under Section 401(k) of the Internal Revenue Code. The Plan is designed to allow participating employees to accumulate savings for retirement or other purposes. Under the Plan, all employees, who have completed at least one year of service and have reached age 21, are eligible to participate. The Plan allows employees to make contributions to the plan from salary reductions each year, up to a maximum of 15% of a participant's annual compensation. Under the Plan, the Company matches up to 4% of a participant's contribution. The Company may, if it desires, make additional contributions to the 401(k) Plan on behalf of its employees. For the years ended September 30, 1995, 1994, and 1993, the Company expensed approximately $545,000, $372,000, and $247,000, respectively, as matching contributions to the Plan. Employees are always fully vested in their own contributions and become fully vested in any contributions made by the Company after six years of service. Employees are allowed to direct the investment of their Plan contributions within a group of designated investment funds.

          8.  MERGERS AND ACQUISITIONS

               Effective February 26, 1993, the Company acquired all of the issued and outstanding common stock of MIC for approximately $12,464,000 cash. The acquisition was accounted for as a purchase. In conjunction with the acquisition, the Company recorded goodwill of approximately $11,823,000 which is being amortized on a straight-line basis over 15 years. The accompanying consolidated financial statements include MIC's net assets at their estimated fair values at the date of acquisition and the results of operations of MIC from the date of acquisition.

               The proforma results of operations of the Company for the year ended September 30, 1993 (assuming the acquisition of MIC had occurred as of October 1, 1992) are as follows:

                    Revenues                      $67,395,567

                    Net income                     18,335,511

                    Income per share:

                         Common and common
                         equivalent share               $0.67

                         Common share assuming
                         full dilution                  $0.67

               On May 2, 1995, the Company acquired substantially all of the assets of Cox for a purchase price of $4,000,000 consisting of $3,313,310 in cash and the assumption of liabilities in the amount of $6,86,690. Cox is a manufacturer of disposable endoscopic devices. The acquisition has been accounted for using the purchase method of accounting and, as such, Cox's results of operations have been included in the accompanying consolidated financial statements from the date of acquisition. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $423,000 which is being amortized over 10 years. Pro forma consolidated results of operations of the Company for the years ended September 30, 1995, 1994, and 1993 are not presented as the effect on the Company's consolidated financial position is immaterial.

               On July 17, 1995, the Company entered into an agreement with Neuro Navigational Corporation (Neuro) under which the Company acquired on November 14, 1995, 200,000 shares of Neuro's preferred stock representing a 19.5% equity interest in Neuro for $2,000,000. As of September 30, 1995, the Company had made advances to Neuro in the amount of $800,000. These advances are included in other assets in the accompanying consolidated balance sheet as of September 30, 1995 and were subsequently credited towards the $2,000,000 purchase price on November 14, 1995.

               In addition, on November 14, 1995, the Company paid Neuro $500,000 for an option to purchase all of the assets of Neuro during the first 12 months of the option period for $9,500,000. If the option is exercised during the remainder of the option term, the purchase price will be equal to two times the net sales of Neuro for the 12 months immediately preceding the exercise of the option. In either event, the $500,000 option price will be credited towards the purchase price. The option term expires two years following the closing date of the preferred stock purchase by the Company.

          9.  SALES

               During the years ended September 30, 1995, 1994, and 1993, the Company had foreign export sales of approximately $6,200,000, $4,700,000, and $3,800,000, respectively.

          10.  EFFECT OF RECENTLY ISSUED FINANCIAL ACCOUNTING
               STANDARDS

               In October, 1995, the Financial Accounting Standards Board issued SFAS No. 123. "Accounting for Stock-Based Compensation." SFAS No. 123 defines a fair value based method of accounting for an employee stock option. Fair value of the stock option is determined considering factors such as the exercise price, the expected life of the option, the current price of the underlying stock and its volatility, expected dividends on the stock, and the risk-free interest rate for the expected term of the option. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period. A company may elect to adopt SFAS No. 123 or elect to continue accounting for its stock option or similar equity awards using the intrinsic method, where compensation cost is measured at the date of grant based on the excess of the market value of the underlying stock over the exercise price. If a company elects not to adopt SFAS No. 123, then it must provide pro forma disclosure of net income and earnings per share, as if the fair value based method has been applied.

               SFAS No. 123 is effective for transactions entered into for fiscal years that begin after December 15, 1995. Pro forma disclosures for entities that elect to continue to measure compensation cost under the old method must include the effects of all awards granted in fiscal years that begin after December 15, 1994. It is currently anticipated that the Company will continue to account for stock-based compensation plans under the intrinsic method and therefore, SFAS No. 123 will have no effect on the Company's consolidated financial statements.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

               This analysis of the Company's operations encompassing the fiscal years ended September 30, 1995, 1994, and 1993, should be considered in conjunction with the consolidated balance sheets, statements of operations, and statements of cash flows. All of the figures discussed herein have been adjusted to reflect the purchase of the assets of Cox on May 1, 1995 and the purchase of MIC on February 26, 1993.

          RESULTS OF OPERATIONS

               SALES - For the year ended September 30, 1995, consolidated net sales increased $16,699,341 or 25.7%, as compared to fiscal year 1994. The solid growth of net sales reflects the successful efforts of a more established, more experienced sales force, as well as continued expansion and market penetration of the TRACH CARE and MIC product lines, both domestically as well as internationally. 1995 consolidated gross sales increased $19,989,929, an impressive 29.4% increase over 1994 consolidated gross sales, but increased pressures to reduce prices resulted in an increase in price discounts and rebates from $2,927,064 in 1994 to $6,217,652 in 1995.

               Domestic consolidated net sales totaled $75,589,238 for the year ended September 30, 1995, compared with $60,390,190 for 1994, an increase of 25.2%. International consolidated net sales totaled $6,172,904 for the year ended September 30, 1995, compared with $4,672,611 for 1994, an increase of 32.1%.

               Near the end of the third quarter of fiscal year 1995, pricing on several of the MIC products was increased by up to 5%. Effective April 1, 1995, pricing on the Neonatal products of the TRACH CARE line also increased by up to 5%. No other price increases occurred during the year.

               For the year ended September 30, 1994, consolidated net sales totaled $65,062,801, a 3.3% increase of $212,964 over consolidated net sales of $64,849,837 in 1993. While the Company's 1994 consolidated gross sales increased $2,303,862 over 1993 consolidated gross sales, price discounts and rebates also increased from $836,166 in 1993 to $2,927,064 in 1994, reflecting the increased pressures on the providers
          of medical products to reduce prices.   The basically flat
          net sales between 1994 and 1993 also reflected some distribution restructuring and a reduction in existing dealer inventories. The Company also attributes the 1994 decline in net sales growth to the uncertainty of possible Federal Health Care Reform mandates debated throughout most of the fiscal year, delays in receiving FDA approvals for certain of its new products, trends by hospitals toward "Just in Time" inventory reductions, and increases in hospital group purchasing alliances.

               All sales of the Company and related receipts are in U.S. dollars. Export sales to unaffiliated customers from the Company's domestic operations did not exceed ten percent (10%) of the Company's domestic consolidated net sales for either of the years ended September 30, 1995 or 1994.

               COST OF PRODUCTS SOLD - For the year ended September 30, 1995, consolidated cost of products sold totaled $26,948,396, compared with $21,251,579 for fiscal year 1994, an increase of 26.8% which is proportionate with the increase in net sales over the same period. Gross margins remained consistent between 1995 and 1994 with the margin as a percent of net sales for 1995 of 67.0%, compared with 67.3% for fiscal year 1994. During the year the Company continued to refine and automate its manufacturing processes. In addition, the Company brought in-house several previously out-sourced manufacturing operations and expanded its injection molding capacity. Through these efforts, the Company has achieved greater manufacturing efficiencies and related cost savings to help offset the ever-increasing costs of raw materials and labor.

               For the year ended September 30, 1994, consolidated cost of products sold totaled $21,251,579, an increase of 9.9% over consolidated cost of products sold in 1993. The increase in costs was due to an unfavorable sales mix and to rising costs of raw materials and labor, as well as to the purchase of MIC, whose comparable costs were included in 1993 figures only from its acquisition date. Increased costs were also attributed to start-up costs associated with the significant expansion of both Ballard's and MIC's manufacturing facilities.

               OPERATING EXPENSES - Operating expenses consist of selling, general, and administrative expenses, research and development expenses, and royalties. Total consolidated operating expenses for the year ended September 30, 1995 were $27,228,358, compared with $24,106,965 for fiscal year 1994, an increase of 12.9%. The increase is due principally to increased selling costs resulting from the increased level of sales, as well as to increased research and development costs and general overall increases in operating expenses over the prior year.

               The primary increase in operating expenses occurred with consolidated selling, general, and administrative expenses. In fiscal year 1995, these expenses increased $2,601,591, or 12.4%, over 1994. As a percentage of consolidated net sales, consolidated selling, general, and administrative expenses decreased 3.5%, from 32.4% in 1994 to 28.9% in 1995. Consolidated expenses related to research and development and royalties, as a percentage of consolidated net sales for fiscal year 1995, remained fairly consistent with those in 1994.

               Total consolidated operating expenses for the year ended September 30, 1994 totaled $24,106,965, compared with $20,416,082 for fiscal year 1993, an increase of 18.0%. The increase was due principally to increased selling costs resulting from the expansion of the sales force, as well as to increased research and development costs and general overall increases in operating expenses. Additional increases were due to the purchase of MIC, whose comparable costs were included in fiscal year 1993 starting from its acquisition date.

               OTHER INCOME - Other income consists principally of interest income from short-term investments, royalty income from the licensing of the TRACH CARE closed suction system, and the netting of insignificant gains and losses from the sale or retirement of property and equipment.

               For the year ended September 30, 1995 consolidated other income totaled $4,078,702, compared with $3,519,586 for fiscal year 1994. The increase is primarily due to increased interest income earned from the Company's investment of its excess cash reserves. Royalty income remained consistent between the periods, at approximately $2,200,000 for each of 1995 and 1994.

               For the year ended September 30, 1994, consolidated other income decreased to $3,519,586 compared with $3,716,649 in fiscal 1993. During 1994 interest income decreased approximately $800,000, resulting from decreased cash and investment reserves (because of the 1993 cash purchase of MIC), while royalty income increased approximately $500,000 over 1993.

               NET INCOME - Consolidated net income from operations (before the cumulative effect of change in accounting principle) for the year ended September 30, 1995 totaled $20,415,191, an increase of $5,638,046, or 38.2%, over the previous period. As a percent of net sales, net income for the year ended September 30, 1995 was 25.0%, compared with 22.7% for the year ended September 30, 1994. The overall increase in net income reflects the increase in net sales and management's efforts to control the costs of products and operations.

               Consolidated net income from the Company's operations (before the cumulative effect of change in accounting principle) in fiscal year 1994 of $14,777,145 represented a decrease of 20.3% from the consolidated net income of $18,540,009 in fiscal year 1993. Despite the decrease, income, as a percentage of net sales, for the year ended September 30, 1994 was still strong at 22.7%. In addition to the slower growth and price reductions previously discussed above for 1994, the lower net income percentage resulted in part from higher-than-expected backorders in high margin products and increased overhead costs.

               The cumulative effect of the change in accounting for income taxes of $1,403,232 in 1994 represented a one-time benefit (recorded as of October 1, 1993) from the adoption of Financial Accounting Standards Board Statement No. 109.

               INFLATION - Inflation can be expected to have an effect on most of the Company's operating costs and expenses. The extent to which inflationary cost increases can be offset by price increases depends on competition and other factors. The effect of inflation has been insignificant during the periods reported herein.

          LIQUIDITY AND CAPITAL RESOURCES

               The Consolidated Balance Sheet presents the Company's financial position at the end of each of the last two years. The statement lists the Company's assets and liabilities, and the equity of its stockholders. Major changes in the Company's financial position are summarized in the Consolidated Statement of Cash Flows. This statement summarizes the changes in the Company's cash and cash equivalents balance for each of the last three years and helps to show the relationship between operations (presented in the Consolidated Statement of Operations) and liquidity and financial resources (presented in the Consolidated Balance Sheets).

               Continued growth in cash and investments provides the Company financial stability and flexibility to fund current operations, acquisitions, future growth, and expansion, and to continue its dividend payment policy. At September 30, 1995, cash and investments grew 45.3% to $45,686,675, compared with $31,440,367 at September 30, 1994. The Company's primary source of liquidity comes from cash provided by operations. The net cash provided to the Company by operations during the year ended September 30, 1995 grew 65.1% to $25,322,662, compared with $15,339,311 for the year ended September 30, 1994. During fiscal year 1995 the Company paid cash dividends totaling $1,587,600, an increase of 20.8% over the prior year's payout of $1,314,485.

               At September 30, 1995, the Company's current assets exceeded its current liabilities by $70,823,934, an increase of 23.0% over the September 30, 1994 total of $57,581,666. The Company's current ratio at September 30, 1995 was 17.8 to 1.0. In addition to its strong current ratio, the Company does not have any long-term debt nor does it intend to utilize debt to fund future expansion. The Company maintains a $4,000,000 unsecured line of credit with its bank but has not drawn on this line during either of the years ended September 30, 1995 or 1994.

               During the year ended September 30, 1995, the Company made a decision to develop a new, additional manufacturing facility in Pocatello, Idaho. See discussion of Pocatello
          facility under "1995 in Review."   Total development and
          construction costs of the proposed facility are expected to
          approximate $6.8 million.    Also during the year, the
          Company expanded it injection molding capacity, added a new clean room to its Milpitas, California facility, and continued its overall capital investment program to expand and upgrade operations to meet the growing needs of present and new business. Other than the Pocatello Facility mentioned above, no other material commitments for capital expenditures exist as of September 30, 1995.

               Following the signing of the Company's July, 1995 agreement with NNC, the Company advanced $1,275,000 ($800,000 of which was advanced in fiscal year 1995) to NNC to fund NNC's operations pending the closing of the Company's purchase of the 19.5% equity interest in NNC.
          This sum was advanced as a secured loan, in bi-weekly draws ranging between $50,000 and $100,000. The entire balance of $1,275,000, plus accrued interest (at 10% per annum) of $20,637, was paid back to the Company out of the $2.5 million purchase price paid by the Company at the November 14, 1995 closing. See discussion of NNC under "1995 in Review."

               Also during the year ended September 30, 1995, the Company purchased and retired 100,000 shares of its outstanding common stock for $1,474,985. A valuation allowance has not been provided on deferred tax asset balances due to the Company's projection of future taxable income in excess of such tax assets.

          GLOSSARY OF TECHNICAL AND MEDICAL TERMS

           1. Bronchoalveolar lavage is a medical procedure for obtaining samples from smaller airways in the lungs. A catheter is wedged into the bronchus. Then a lavage fluid is injected into the airways. A fluid sample is withdrawn to determine whether infectious organisms are present in the airways or air sacs.

           2. Biopsy is a procedure to remove living tissue from the body for diagnostic examination.

           3. Catheter is a flexible tube that is inserted into the body to deliver or remove fluid or act as a conduit to pass other devices.

           4. Closed suction catheter is a sleeved catheter used to suction the endotracheal tube of a patient receiving mechanical ventilation. The catheter keeps the patient oxygenated because the ventilator is not disconnected during the suctioning procedure.

           5. Coagulate means to solidify or change from a fluid state to a semisolid mass.

           6. Cytology brush is a brush used to collect cell samples from the gastrointestinal or pulmonary tract.

           7. Endoscope is an instrument used in the examination of a hollow space or cavity in the human body.

           8. Endoscopic refers to a procedure performed by means of an endoscope.

           9. Endoscopy is an examination of organs accessible to observation through an endoscope.

          10. Endotracheal tube is a tube inserted into the patient's upper airway allowing medical ventilatory support.

          11. Enteral feeding catheter is a catheter used for the delivery of nutritional liquids into the gastrointestinal tract of the patient.

          12.  Exogenous means originating outside an organ or part.

          13. Fluoroscopy is the use of a fluoroscope for medical diagnosis or for testing various materials by roentgen rays.

          14.  Gastric means pertaining to the stomach.

          15. Gastrostomy is a surgical opening through the skin into the stomach.

          16. Jejunal means pertaining to the jejunum (part of the small bowel).

          17. Jejunostomy is a surgical opening through the skin into the jejunum.

          18. Nosocomial infection is an infection acquired while a patient is in a hospital.

          19. Percutaneous Endoscopic Gastrostomy (PEG) catheter is a flexible tube inserted through the mouth, esophagus, and stomach to the outside of the body with the aid of an endoscope. Name refers to the placement procedure and is a variation of a gastrostomy tube.

          20. Polypectomy is a medical procedure for removal of polyps (growths).

          21. Septic means pertaining to pathogenic organisms or their toxins, i.e., putrid, rotten or decayed.

          22.  A surfactant is an agent that lowers surface tension.

          23.  Transgastric pertains to a bypass of the stomach.
               Transgastric tubes are placed through the skin and into the stomach, with the distal tip terminating in the jejunum, or elsewhere in the digestive system.

          24. A ventilator is a life support device used to assist breathing.


                                    DIRECTORS


          NAME                     TITLE

          Dale H. Ballard          Chairman of the Board, Chief
                                   Executive Officer, and President of
                                   Ballard Medical Products

          John I. Bloomberg        General Partner of J.I.B.
                                   Associates, Bricoleur Partners,
                                   Olympic Growth Fund, and Utah
                                   Capital Corp., all private
                                   investment companies

          J. Dallas VanWagoner     Practicing Physician, Clinical
                                   Instructor at the University of
                                   Utah School of Medicine

          Robert V. Petersen       Professor Emeritus of Pharmaceutics
                                   at the University of Utah

          E. Martin Chamberlain    Vice President of Regulatory
                                   Affairs and Corporate Secretary of
                                   Ballard Medical Products

          Dale H. Ballard, Jr.     Owner of his own financial planning
                                   business called Stratco

          Paul W. Hess             General Counsel of Ballard Medical
                                   Products


                                    OFFICERS

          NAME                     TITLE

          Dale H. Ballard          President, Chief Executive Officer,
                                   and Chairman of the Board.

          Harold R. ("Butch")      Executive Vice President and
          Wolcott                  General Manager

          E. Martin Chamberlain    Vice President of Regulatory
                                   Affairs and Corporate Secretary

          Bradford D. Bell         Vice President of Sales and
                                   Marketing

          Kenneth R. Sorenson      Treasurer and Chief Financial
                                   Officer

          Paul W. Hess             General Counsel


                             SHAREHOLDER INFORMATION

          CORPORATE HEADQUARTERS

               Ballard Medical Products
               12050 Lone Peak Parkway
               Draper, Utah 84020
               (801) 572-6800
               (801) 572-6869

          TRANSFER AGENT

               First Security Bank
               of Utah, N.A.
               79 South Main
               Salt Lake City, Utah 84111

          CO-TRANSFER AGENT

               Registrar and Transfer Company
               10 Commerce Drive
               Cranford, New Jersey 07016

          ANNUAL MEETINGS

               The Annual Meeting of Stockholders of Ballard Medical Products will be held Monday, January 22, 1996, at the Company's executive offices, 12050 Lone Peak Parkway, Draper, Utah, beginning at 11:00 a.m., Mountain Standard Time. Shareholders of record on November 21, 1995 are entitled to notice of and to vote at the meeting. A notice of meeting and proxy statement are enclosed with the Annual Report.

          FORM 10-K

               Any shareholder who sends a written request to the Company's Secretary, E. Martin Chamberlain, at Ballard Medical Products, 12050 Lone Peak Parkway, Draper, Utah 84020, may obtain without charge a copy of the Company's Form 10-K for fiscal year 1995, including the financial statements and the financial schedules.

          SHAREHOLDER/ANALYST INQUIRIES

               Shareholders, analysts, and others seeking information about the Company are encouraged to contact Kenneth R.
          Sorenson, Chief Financial Officer, Ballard Medical Products, 12050 Lone Peak Parkway, Draper, Utah 84020, with any questions or comments.

          RESEARCH COVERAGE

               The following firms currently provide research coverage of Ballard Medical Products:

               AG Edwards - St. Louis, Missouri
               Barrett & Company - Providence, Rhode Island
               Bear Stearns - New York, New York
               Hanifen, Imhoff, Inc. - Denver, Colorado
               Olde Discount - Detroit, Michigan
               Piper Jaffray - Minneapolis, Minnesota

          AUDITORS

               Deloitte & Touche LLP
               50 South Main Street, Suite 1800
               Salt Lake City, Utah 84144